Exhibit 99.1

Ebix Signs Agreement to Acquire Yatra Online, Creating India’s Leading Travel Services Platform

•  Strategic Combination Broadens Capabilities to Capture Growing Multi-Billion Dollar Opportunity in India

•  Expected to Generate 40 to 75 cents of Accretion to Ebix’s non-GAAP EPS within 9 to 12 Months Following Closing

Companies to Hold a Joint Conference Call over the Next Few Days

GURUGRAM, India and NOIDA, India and ATLANTA and NEW YORK, July 17, 2019 (GLOBE NEWSWIRE) — Ebix, Inc. (NASDAQ: EBIX) and Yatra Online, Inc. (NASDAQ: YTRA) today announced that they have entered into a definitive agreement under which Ebix will acquire Yatra via merger. In connection with the merger, each ordinary share of Yatra (“Yatra Ordinary Share”) will be entitled to receive 0.005 shares of a new class of preferred stock of Ebix (“Ebix Convertible Preferred Stock”). Each share of Ebix Convertible Preferred Stock received for each Yatra Ordinary Share will, in turn, be convertible into 20 shares of common stock of Ebix (“Ebix Common Stock”).

Based on the trailing 15-day volume weighted average price (“VWAP”) of Ebix Common Stock of $49.05 per share, each Yatra Ordinary Share convertible into Ebix Common Stock would be valued, on an as-converted basis, at $4.90 per share, representing an approximately 32% premium to Yatra’s closing share price on March 8, 2019, the last trading day prior to the public announcement of Ebix’s offer to acquire Yatra. Assuming a value of $4.90 per Yatra Ordinary Share, the transaction implies an enterprise value of $337.8mil at the Ebix collar price of $59 per share and post adjustment for Indebtedness, Working capital, Warrants to be converted and minimum cash requirement, a net equity value of $239 million.

Ebix will be issuing 243,747 convertible preferred stock, which in turn will be convertible into 4,874,931 shares of Ebix common stock.

Ebix is a leading international supplier of On-Demand software and E-commerce services to the insurance, financial, healthcare and e-learning industries. Yatra Online is the parent company of Yatra Online Pvt. Ltd., India’s leading Corporate Travel services provider and one of India’s leading online travel companies. Following the completion of the transaction, Yatra will become part of Ebix’s EbixCash travel portfolio alongside Via and Mercury and will continue to serve customers under the Yatra brand. The transaction will create India’s largest and most profitable travel services company, and a leading online travel platform poised to capture significant international growth opportunities.

Ebix Chairman, President and CEO Robin Raina, commented, “The acquisition of Yatra would lend itself to significant synergies and the emergence of EbixCash as India’s largest and most profitable travel services company, besides being the largest enterprise financial exchange in the country. Over the last few months, we have evolved a detailed synergistic plan, that once fully executed can provide between 40 to 75 cents of accretion to the Ebix non-GAAP EPS. We are excited by the cross-selling opportunities that this combination provides us, while further strengthening our future EbixCash IPO offering.”

“We are pleased to announce this agreement with Ebix, which provides our shareholders with the opportunity to participate in the significant upside potential of one of the fastest growing multinational On-Demand software and E-commerce services companies in the world,” said Dhruv Shringi, Co-founder and CEO of Yatra Online. “Over the last several years, we have built Yatra into one of India’s most well-recognized e-commerce brands, growing into the leading corporate travel services provider and one of the largest consumer travel companies. Becoming a part of Ebix’s EbixCash travel portfolio will enable us to continue on that path. As part of a larger diversified organization with the necessary scale and resources to be a leader in today’s dynamic travel marketplace, we will provide more options and an enhanced experience for our joint customers and will be an even stronger partner to the airline, hotel, car rental and other businesses we work with. We are confident that combining Yatra’s loyal customer base, comprehensive service offering and multi-channel platform with Ebix’s complementary Via and Mercury businesses, will create a leading online travel platform and India’s largest corporate travel platform that will capture growth opportunities and deliver enhanced value to shareholders.”

Strategic and Financial Benefits of the Transaction:

•                  Accelerates Growth Potential as a Premier International Travel Services Provider. Under Ebix’s leading travel platform, the combined company will leverage Yatra’s large and loyal existing customer base, comprehensive service offering and multi-channel platform to take advantage of the dynamic and growing multibillion-dollar opportunity in India. The combined company will have an international footprint with more than 11,000 employees and a travel expanse spanning GCC, ASEAN and Asia Pacific countries. The transaction also provides the necessary scale to extend its travel business to North America, Latin America and Europe. Together, Ebix and Yatra will be a comprehensive global platform with “on-the-ground” presence in major markets worldwide.

•                  Creates World’s Leading End-to-End Enterprise Financial and Insurance Services Provider. Given the highly complementary nature of each company’s travel platform, the combined entity will create India’s largest end-to-end travel industry provider, offering distribution, travel insurance, forex, MICE, Visa, and travel technology services. Combining Yatra’s loyal customer base, comprehensive service offering and multi-channel platform with Ebix’s complementary Via and Mercury businesses, creates a leading online travel platform that will capture cross selling growth opportunities across the EbixCash portfolio of products an customers, while delivering enhanced value to shareholders.

•                  Delivers Short and Long-Term Financial Benefits. The transaction is expected to be 40 to 75 cents accretive to Ebix’s non-GAAP earnings per share within a period of 6 to 12 months from closing, once all the mutual synergies have been executed. Ebix has a proven track record of successfully integrating acquired products, services and companies in a highly disciplined and efficient manner, with resulting cash flow and earnings per share being key endpoint metrics and generating significant shareholder value.

•                  Creation of India’s Largest Financial and Travel EbixCash Exchange. Ebix intends to make Yatra an integral part of the EbixCash financial and travel exchange portfolio, while targeting an EbixCash IPO in the second quarter of 2020. The synergies and the cross-selling opportunities can create tremendous economic value for the shareholders, once the IPO is done.

Pre-Closing Tender for Yatra Warrants

As a condition to the closing of the transaction, Yatra will offer newly issued Yatra Ordinary Shares in exchange for 50% of the outstanding warrants to purchase Yatra Ordinary Shares (“Yatra Warrants”). It is currently anticipated that approximately 1.3 million newly issued Yatra Ordinary Shares will be exchanged for 50% of the outstanding Yatra Warrants, representing an exchange ratio of 0.075 newly issued Yatra Shares per Yatra Warrant. Assuming the value of the underlying Ebix Common Stock to be received for each Yatra share is $4.90, the value offered per Yatra Warrant would be $0.37.

Redemption Option

The Ebix Convertible Preferred Stock will offer all Yatra shareholders the right to have redeemed, for a cash price of $5.31, the shares of Ebix Convertible Preferred Stock received per Yatra Ordinary Share. The redemption option will be available to Yatra shareholders during the 25th month after closing.  The redemption option is accordingly only available to Yatra shareholders who have not opted to convert the Ebix convertible preferred stock into common stock of Ebix before the 25thmonth after closing.

Timing and Approvals

The transaction has been approved unanimously by each of Ebix’s and Yatra’s Boards of Directors, and it is expected to close by the fourth quarter of 2019. The obligations of each party to consummate the transaction are subject to approval by Yatra shareholders, clearances by the U.S. Securities and Exchange Commission (the “SEC”) and Nasdaq of the registration and listing of the Ebix Convertible Preferred Stock, respectively, and other customary closing conditions. The obligations of Ebix to consummate the transaction are further conditioned upon (i) Yatra obtaining the cancellation or other extinguishment of Yatra Warrants such that no more than 8,768,979 Yatra Ordinary Shares remain subject to Yatra Warrants and (ii) Ebix’s receipt of written acknowledgment from Yatra’s financial advisor that its fees and expenses due for such services have been paid in full.

Analyst / Investor Conference Call and Webcast

The companies intend to host a joint conference call and webcast it, over the next few days. The call-in will be announced tomorrow.

Advisors

Bass, Berry & Sims PLC is acting as legal counsel to Ebix. Citi is acting as exclusive financial advisor to Yatra and Goodwin Procter LLP is acting as legal counsel.

About Yatra Online, Inc and Yatra Online Pvt. Ltd.

Yatra Online, Inc is the parent company of Yatra Online Pvt. Ltd. which is based in Gurugram, India and is India’s leading Corporate Travel services provider with over 800 Corporate customers and one of India’s leading online travel companies and operates the website Yatra.com. The company provides information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, holiday packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises. As a leading platform of accommodation options, Yatra provides real-time bookings for more than 100,000 hotels in India and over 1,000,000 hotels around the world. Launched in August 2006, Yatra was ranked the Most Trusted E-Commerce Travel Brand in India in the Economic Times Brand Equity Survey 2016 for the second successive year, and has won the National Tourism Award for ‘Best Domestic Tour Operator (Rest of India)’ at the India Tourism Awards held in September 2017 for the third time in a row.

About Ebix, Inc.

With 50+ offices across 6 continents, Ebix, Inc., (NASDAQ: EBIX) endeavors to provide On-Demand software and E-commerce services to the insurance, financial, healthcare and e-learning industries. In the Insurance sector, Ebix’s main focus is to develop and deploy a wide variety of insurance and reinsurance exchanges on an on-demand basis, while also, providing Software-as-a-Service (“SaaS”) enterprise solutions in the area of CRM, front-end & back-end systems, outsourced administration and risk compliance services, around the world.

With a “Phygital” strategy that combines 320,000 physical distribution outlets in many Southeast Asian Nations (“ASEAN”) countries, to an Omni-channel online digital platform, the Company’s EbixCash Financial exchange portfolio encompasses leadership in areas of domestic & international money remittance, foreign exchange (Forex), travel, pre-paid & gift cards, utility payments, lending, wealth management etc. in India and other markets. EbixCash’s Forex operations have emerged as a leader in India’s airport Foreign Exchange business with operations in 32 international airports including Delhi, Mumbai, Bangalore, Hyderabad, Chennai and Kolkata, conducting over $4.8 billion in gross transaction value per year. EbixCash’s inward remittance business in India conducts approx. $5 billion gross annual remittance business, confirming its undisputed leadership position in India. EbixCash, through its travel portfolio of Via and Mercury, is also one of Southeast Asia’s leading travel exchanges with over 2,200+ employees, 212,450+ agent network, 25 branches and over 9,800 corporate clients; processing an estimated $2.5 billion in gross merchandise value per year. EbixCash’s technology services Division has emerged as a leader in the areas of lending technology, asset & wealth management technology, travel technology in India; besides having grown its international expanse to Europe, Middle East, Africa and ASEAN countries.

Through its various SaaS-based software platforms, Ebix employs thousands of domain-specific technology professionals to provide products, support and consultancy to thousands of customers on six continents. For more information, visit the Company’s website at www.ebix.com

Additional Information and Where to Find It

In connection with the proposed transaction between Yatra and Ebix, Ebix will file a registration statement on Form S-4, and Yatra will file a Report of Foreign Private Issuer on Form 6-K which will contain a proxy statement/prospectus concerning the proposed merger, with the SEC. The proxy statement/prospectus and form of proxy card will be provided to Yatra’s shareholders. Yatra and Ebix will also file other relevant documents with the SEC regarding the proposed transaction. BEFORE MAKING ANY VOTING DECISION, YATRA’S INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE FORM S-4, PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION. Investors may obtain free copies of the proxy statement/prospectus and S-4 (when they become available) and other documents filed by Yatra and Ebix with the SEC at the SEC’s website at http://www.sec.gov. In addition, free copies of the proxy statement/prospectus (when available) and Yatra’s other SEC filings are also available on Yatra’s website at www.yatra.com

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any proxy, vote or approval with respect to the proposed merger or otherwise, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.

Participants in the Solicitation

Yatra, Ebix and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding Yatra’s officers and directors is included in the Annual Report on Form 20-F filed with the SEC on July 31, 2018. This document is available free of charge at the SEC’s website at www.sec.gov or by accessing Yatra’s Investor Relations page at investors.yatra.com. Information regarding Ebix’s officers and directors is included in Ebix’s Definitive Proxy Statement on Schedule 14A filed with the SEC on October 16, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or at Ebix’s Investors Home page at www.ebix.com/investorhome.

Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed merger, and a description of their direct and indirect interests in the proposed merger, which may differ from the interests of Yatra’s shareholders generally, will be set forth in the proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this Report of Foreign Private Issuer on Form 6-K that relate to future results and events may constitute “forward-looking statements” within the meaning of safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as

amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of Yatra and Ebix. These forward-looking statements may include but are not limited to statements about the expected completion of the merger and the timing thereof and the satisfaction or waiver of any conditions to the consummation of the merger as there can be no assurances that the merger will be consummated. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “seem,” “should” and similar expressions. Such statements include, among other things, management’s beliefs, estimates and projections, as well as our strategic and operational plans. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of Yatra and Ebix generally, including those set forth in Yatra’s most recent Annual Report on Form 20-F, especially in the “Risk Factors” and “Operating and Financial Review and Prospects” sections therein, and in its subsequent Reports on Form 6-K, and those set forth in Ebix’s most recent most recent Annual Report on Form 10-K, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections therein, and in its subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. Forward-looking statements contained herein speak only as of the date hereof, and Yatra and Ebix undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.

EBIX CONTACT:

Vandana Pathak

or 9920215589

Darren Joseph or Gautam Sharma

678-281-2027 or

David Collins or Chris Eddy

Catalyst Global - 212-924-9800 or

YATRA CONTACT:

Manish Hemrajani

Yatra Online, Inc.

VP, Corporate Development and Investor Relations